SHELTON M. VAUGHAN

DIRECT DIAL: 713.402.3906

PERSONAL FAX: 713.583.9179

E-MAIL: SMVaughan@duanemorris.com

www.duanemorris.com

October 10, 2012

VIA EDGAR

Mr. Brad Skinner

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

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Re:	Diamond Offshore Drilling, Inc.

Form 10-K for the Year ended December 31, 2011

Filed February 23, 2012

File No. 001-13926

Dear Mr. Skinner:

On behalf of Diamond Offshore Drilling, Inc. (the “Company”), accompanying this letter are (i) the Company’s Memorandum of Response to the comment letter dated September 25, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the Company and (ii) the written acknowledgement from the Company requested by the Comment Letter.

As indicated in such Memorandum of Response, in response to comment #2 of the Comment Letter, the Company is providing certain information to the Commission on a confidential, supplemental basis pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”). Accordingly, such supplemental information is not filed with such Memorandum of Response. The Company respectfully requests that such supplemental information be returned to the Company, upon completion of the Staff’s review, pursuant to Rule 12b-4.

In addition, in accordance with Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”), the Company requests confidential treatment of such supplemental information. Please promptly inform the Company of any request for any or all of such supplemental information made pursuant to the Freedom of Information Act or otherwise so

DUANE MORRIS LLP
1330 POST OAK BOULEVARD, SUITE 800 HOUSTON, TX 77056-3166	PHONE: 713.402.3900 FAX: 713.402.3901

Mr. Brad Skinner

United States Securities and Exchange Commission

October 10, 2012

that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Pursuant to Rule 83, I have also submitted, on behalf of the Company, a separate request for confidential treatment of this information.

If you have any questions or comments concerning this matter, please contact me.

Very truly yours, /s/ Shelton M. Vaughan Shelton M. Vaughan

Attachments

cc:	William C. Long, Esq.

Senior Vice President, General Counsel and Secretary

Diamond Offshore Drilling, Inc.

DIAMOND OFFSHORE DRILLING, INC.

(the “Company”)

Memorandum of Response

to

Comments of the Securities and Exchange Commission

regarding

the Company’s

Form 10-K for the fiscal year ended December 31, 2011

Filed February 23, 2012

(File No. 001-13926)

October 10, 2012

General

This memorandum sets forth the responses of Diamond Offshore Drilling, Inc., a Delaware corporation, to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by the letter (the “Comment Letter”) dated September 25, 2012 concerning our Form 10-K for the fiscal year ended December 31, 2011 (File No. 001-13926) (the “2011 Form 10-K” or the “Report”).

The numbers of the responses in this memorandum correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein to captions and page numbers are to the captions and page numbers in the Report. References to “we,” “us” or “our” mean the Company and our consolidated subsidiaries, unless the context requires otherwise. Capitalized terms used in this memorandum and not otherwise defined herein have the meanings given to them in the Report.

In response to comment #2 of the Comment Letter, we are providing certain information to the Commission on a confidential, supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”). Accordingly, such supplemental information is not filed with this Memorandum of Response. We respectfully request that all such supplemental information be returned to the Company, upon completion of the Staff’s review, pursuant to Rule 12b-4.

In addition, in accordance with Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”), we request confidential treatment of all such supplemental information. Please promptly inform the Company of any request for any or all of such supplemental information made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Pursuant to Rule 83, we have also submitted a separate request for confidential treatment of this information.

Response to Staff Comments

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Contract Drilling Backlog, page 23

1.	We note that your contract drilling backlog is calculated by multiplying the contracted operating dayrate by the firm contract period and adding one-half of any potential rig performance bonuses. Tell us and disclose the following:

•	Your basis for concluding that amounts attributable to performance bonuses represent firm backlog;

•	The specific performance criteria, achievement or metric required to earn the bonuses;

•	The basis for concluding that half of the bonuses should be included; and,

•	The amount of performance bonus reported for each year, by vessel category and in total.

Response: The drilling contracts for certain, but not all, of our rigs provide for the payment of a monthly performance bonus upon achievement of defined performance objectives measured on the basis of non-operating time, or downtime, for each eligible rig. Although the bonus percentage may vary between eligible rigs, the contracts generally provide for the calculation of a “Proportion of Unavailability” ratio which compares the sum of (i) non-operating days, (ii) payment exempt days and (iii) days for which the full operating rate is not earned to total available days in the period, less any force majeure days. The “Proportion of Unavailability” ratio is then compared to the performance objectives defined in each specific contract to determine the performance bonus percentage earned, if any. The performance bonus percentage is then multiplied by the full contracted operating dayrate for the eligible rig multiplied by the number of adjusted operating days.

The performance bonus achieved varies year to year and by rig; however, over the past five years, we have earned an average of 60% of the available performance bonuses for the eligible rigs in the aggregate. Our internal budgeting and forecasting models assume that 50% of the available performance bonuses will be achieved, which is below the historical achievement rate. Due to the unpredictable nature of the downtime events involved in estimating the amount of performance bonuses to be achieved, we have determined that 50% achievement is a conservative percentage, but also one that has been historically achieved. Therefore, we have concluded that, based on historical precedents, it is highly probable that on average a performance bonus will be earned at a minimum of a 50% achievement rate and we have included such amount in our reported amount of contract drilling backlog. However, we qualify our disclosures regarding firm contract drilling backlog by stating that the amount of actual revenue earned will vary due to various factors, such as operating factors including, but not limited to, weather conditions and unscheduled repairs and maintenance, which impact rig utilization. In light of such existing disclosures and the historical background discussed above, we do not believe that additional discussion of these calculations would be meaningful to investors, and therefore respectfully submit that revisions to our disclosure are unnecessary.

Please refer to the table below for the historical amounts of performance bonuses earned during the last three fiscal years ending December 31, 2011:

	For the Year Ended December 31,
	2011	2010	2009	Total
	(In Thousands)
Vessel Category:
Ultra-Deepwater Floaters	$7,983	$2,300	$2,336	$12,619
Deepwater Floaters	13,137	5,332	5,859	24,328
Mid-Water Floaters	32,925	34,040	21,874	88,839

Total	$54,045	$41,672	$30,069	$125,786

Financial Statements, page 45

Notes to Consolidated Financial Statements, page 52

Note 15, Segments and Geographic Area Analysis, page 75

2.	Disclosure under this note indicates that you have aggregated multiple operating segments into one reportable segment. To help us understand your reporting, please provide the following:

•	Identify your operating segments for us,

•	Explain to us how your operating segments have been determined, and

•	Provide a detailed explanation of you have applied the aggregation criteria, including similarity of economic characteristics, specified in FASB ASC paragraph 280-10-50-11.

As part of your response, identify for us your CODM, and provide a copy of the report used by the CODM to allocate resources and assess performance.

Response:

•	Identify your operating segments for us,

Under the guidance provided in Accounting Standard Codification (“ASC”) 280-10 “Segment Reporting” (“ASC 280-10”), each of the Company’s drilling units meets the definition of an operating segment.

•	Explain to us how your operating segments have been determined, and

ASC 280-10 requires that publicly traded companies report information about their operating segments in their annual and interim financial statements. Under this guidance, public companies are to use the management approach to determine their operating segments. An operating segment is defined as a component (i) that engages in business activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and (iii) for which discrete financial information is available.

The Company is a global offshore drilling contractor that owns 44 distinct drilling units, including those under construction, each of which is marketed throughout the world on a rig-by-rig basis. These drilling units are mobile assets that move from location to location depending on where the most desirable dayrate and term for the rig can be obtained. The Company’s CODM is the President and Chief Executive Officer (“CEO”) of the Company. Each month the CEO is provided with a management financial report, referred to internally as the Graybook, which contains discrete rig income statements and historical trend data for each of the drilling units owned by the Company’s subsidiaries. The performance of each rig is reviewed by the CEO on an individual rig basis. Results of operations presented to the Board of Directors on a quarterly basis are consolidated at the Company level. Outside directors do not receive a monthly Graybook.

The CEO, in conjunction with a centralized marketing group, makes strategic decisions for each rig, such as rig location, contract term length vs. dayrate to be earned, and customer selection. Contracts are negotiated and executed with our customers for each rig on an individual basis. Decisions regarding allocation of resources are also made on a rig-by-rig basis. For example, in the recent past we have announced decisions to upgrade certain of our rigs. In each such circumstance, the cost of the upgrade was estimated after evaluating the existing condition of the individual rig, the dayrate to be earned by that rig in markets where we believe the upgraded rig could operate were estimated and an economic determination was made by our CEO, with approval from our Board of Directors, to proceed with each upgrade.

We evaluate our property and equipment for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We do this on a rig-by-rig basis.

•	Provide a detailed explanation of you have applied the aggregation criteria, including similarity of economic characteristics, specified in FASB ASC paragraph 280-10-50-11.

ASC 280-10-50-11 provides that two or more operating segments may be aggregated into a single reportable operating segment if aggregation is consistent with the objective and basic principles of ASC 280-10, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	Nature of the products and services;

b.	Nature of the production processes;

c.	Type or class of customer for products and services; and

d.	Methods used to distribute products or provide services.

We compete in a single global market and provide a single service, the contract drilling of offshore oil and gas wells, by utilizing different types of drilling rigs in various geographic locations. We believe that there is a similarity of economic characteristics among all our rig categories and locations. We are a service company and the nature of our services is substantially the same wherever we work and with whatever drilling unit is utilized – that is, we drill offshore oil and gas wells. All of our rigs are contracted, when utilized, to drill offshore in various water depths for our customers, which include major and independent oil and gas companies, as well as government-owned oil companies. All of our customers are in the business of hydrocarbon extraction. The dayrate and margin earned by each rig is primarily a function of rig supply and demand in the marketplace at the time the contract for that rig is executed. We market our rigs to meet both regional and customer demand, and our drilling rigs can be, and frequently have been, moved from one geographic location to another to attain more desirable dayrates and term for their drilling contracts. Similarly, in periods of weak demand, drilling rigs that are able to work at greater water depths can, and have been, contracted to work in lesser water depths to keep the rig working. Given these facts and circumstances, we believe that the combination of our drilling rigs into one reportable segment is the appropriate aggregation.

As part of your response, identify for us your CODM, and provide a copy of the report used by the CODM to allocate resources and assess performance.

Our CODM is our CEO, Mr. Lawrence R. Dickerson. In response to this comment #2, we are providing to the Commission a paper copy of a recent such report used by our CEO, on a confidential, supplemental basis pursuant to Rule 12b-4, and accordingly such supplemental information is not filed with this Memorandum of Response. We request that all such supplemental information be returned to the Company, upon completion of the Staff’s review, pursuant to Rule 12b-4. In addition, in accordance with Rule 83, we request confidential treatment of all such information. Please promptly inform the Company of any request for any or all of such information made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.